Exhibit 99.1
Singapore, Singapore — January 22, 2008 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced today that the Audit Committee of the Company had concluded its independent inquiry into the facts and circumstances of the potential accounting errors relating to the previously-disclosed adjustment of accounts payable of approximately RMB 168 million (approximately $22.5 million) by the Company’s subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), in Yuchai’s accounts for fiscal years ended December 31, 2005 and December 31, 2006.
To assist in the investigation, the Audit Committee retained independent counsel, Weil, Gotshal & Manges LLP. Weil Gotshal, in turn, retained independent forensic accountants, Ernst & Young Advisory Services Ltd.
The Audit Committee, with the assistance of its professional advisors, engaged in extensive fact-finding through a review of thousands of documents and electronic files and interviews of more than twenty individuals. After completing the investigation, the Audit Committee made the following key conclusions:
1. The adjustment of accounts payable in the amount of approximately RMB 168 million was made in error but was not the result of: (a) any fraud or intentional wrongdoing on the part of any employee of the Company or Yuchai; or (b) any plan to intentionally inflate the profits. There was evidence that lower level Yuchai employees became aware that the adjustment was made in error but either did not understand the significance of the error or did not elevate their concerns to a higher level at Yuchai, where the issue could have been properly addressed. There was a similar lack of communication between employees at Yuchai and the Company regarding this adjustment. Finally, there was a failure among employees of the Company to communicate properly with respect to the filing of the Company’s Form 12b-25 on July 2, 2007. The Company and Yuchai are addressing each of the problems associated with the failures of communication regarding important accounting and other issues.
2. The Audit Committee, based on the investigation, has made recommendations to the Board in order to prevent such an occurrence again. The recommendations include changes to be made to the Company’s controls and procedures to improve their effectiveness, improve communication flow, clarifying the roles and responsibilities of Yuchai’s Finance staff, training for Yuchai Finance staff, and increase resources at the Company and Yuchai.
The Audit Committee and its independent counsel have also presented the oral report to the Company’s independent auditors. To date, no concerns have been raised over the findings of the independent investigation. The Board of Directors is satisfied with the investigation and has agreed to implement each of the recommendations of the Audit Committee.
Based on the findings of the report, the Company is now working diligently to determine what adjustments need to be made to correct the errors, and whether any such adjustments will result in a restatement of the Company’s 2005 audited financial statements. As previously announced, the Company is in the process of evaluating the application of U.S. GAAP regarding certain matters that have come to its attention during the audit of the 2006 consolidated financial statements as they apply to the 2006 consolidated financial statements and potentially to the Company’s 2005 consolidated financial statements.
The Company is currently in discussions with its independent auditors to agree an acceptable timeline to achieve the foregoing and will make the appropriate announcement in due course.
Due to the delays in releasing its 2006 audited consolidated financial statements, the Company has determined to hold its 2007 annual meeting of shareholders (“AGM”) on February 14, 2008 without its 2006 audited consolidated financial statements being presented to its shareholders. The Notice of AGM setting out the relevant details of the AGM will be made public in due course. Upon issuance of the 2006 audited consolidated financial statements, the Company will, in accordance with Bermuda law, call a special meeting of its shareholders to present such financial statements.

About China Yuchai International Limited
China Yuchai, through its subsidiary, Yuchai, engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, Yuchai distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2006, Yuchai sold approximately 284,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi.
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:
Kevin Theiss / Dixon Chen
The Global Consulting Group
Tel: +1-646-284-9409
Email: ktheiss@hfgcg.com
dchen@hfgcg.com